FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of November , 2003
                                        --------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 Ipswich Road, Darra 4076, Queensland, Australia
               ----------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ----

     [Indicate  by  check  mark  whether  the  registrant  by  furnishing  the information contained in this Form is also thereby furnishing the information to the  Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.
                                   Yes   No  X
                                            ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached  as  Exhibit  1  is  a  copy  of the Company's media release dated
November  11,  2003  entitled "Progen Sharpens Cancer Focus through Divestment."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Progen  Industries  Limited

Date:   November 11, 2003                 By:  /s/  Milton  McColl
       ------------                            ---------------------------------
                                               Milton McColl, Company Secretary

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                                  EXHIBIT INDEX


Exhibit Number                                  Description
--------------  ----------------------------------------------------------------------------

                Copy of the Company's media release dated November 11, 2003 entitled "Progen
Exhibit 1       Sharpens Cancer Focus through Divestment"


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